-----------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      -----------------------------------


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*


                           NEWS COMMUNICATIONS, INC.
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.01
                          (Title Class of Securities)


                                  652484 60 1
                                 (CUSIP Number)

                               Noah Scooler, Esq.
                  Graubard Mollen Horowitz Pomeranz & Shapiro
                   600 Third Avenue, New York, New York 10016
                                  212-818-8800
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)
                                   See Item 3
- -------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            SCHEDULE 13D

- -------------------------------------------------------------------------------
CUSIP No.    652484 60 1                                    Page 2 of 6 Pages
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Jerry Finkelstein
                   ###-##-####
- -------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
                                                                        (b)|_|
                   N/A

- -------------------------------------------------------------------------------
3          SEC USE ONLY


- -------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                  PF
- -------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

                  N/A
- -------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
- -------------------------------------------------------------------------------
                              7          SOLE VOTING POWER

                                              1,279,503
         NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON
            WITH
                            ---------------------------------------------------
                              8          SHARED VOTING POWER

                                                200,000
                            ---------------------------------------------------
                              9          SOLE DISPOSITIVE POWER

                                              1,269,503
                            ---------------------------------------------------
                              10         SHARED DISPOSITIVE POWER

                                                200,000
- -------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,479,503
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         |_|
- -------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      17.5%
- -------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                      IN
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         The class of equity security to which this statement relates is the Common Stock, $.01 par value, of News Communications, Inc. (the "Issuer"), a Nevada corporation, whose principal executive offices are located at 174-15 Horace Harding Expressway, Fresh Meadows, New York 11365.


Item 2.  Identity and Background.

         This statement is filed on behalf of:

         (a)      Name:   Jerry Finkelstein ("Finkelstein")

         (b)      Business Address:     Finkelstein has a business address of:

                           150 East 58th Street
                           New York, New York  10155

         (c) Principal Business: Finkelstein is a private investor. Finkelstein is also the Chairman of the Board of Directors and a Director of the Issuer and an officer and/or director of various of the Issuer's subsidiaries.

         (d) During the last five years, Finkelstein has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Finkelstein has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)      Finkelstein is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         (All references in this Report to numbers of shares of the Issuer's Common Stock give effect to a 1:3 reverse stock split effected in August 1990 and a 1:10 reverse stock split effected in May 1992.)

     Finkelstein acquired 575,000 shares of Common Stock in December 1987 in exchange for his shares of Access Press, Inc., a subsidiary of the Issuer now called Access Network Corp. ("Access"). Finkelstein had paid $400,000 for the shares of Access owned by him. In a related but separate transaction, Finkelstein acquired all of the Issuer's then outstanding preferred stock from the holder thereof for $125,000. Subsequently, Finkelstein contributed the preferred shares to the Issuer and the shares were canceled and returned to authorized but unissued shares. Finkelstein used his personal funds for his investment in Access and his purchase of the Issuer's preferred shares.

         Finkelstein acquired 486,919 shares of Common Stock in November 1991 in payment for the cancellation of indebtedness of the Issuer to him in the aggregate amount of $353,500 plus accrued interest of $84,727. Finkelstein used his personal funds for the loans made by him to the Issuer which were canceled.

         Options to purchase an aggregate of 887,500 shares of Common Stock were granted to Finkelstein at various times from August 1993 to August 1995 without monetary consideration, of which options to purchase 687,500 shares are presently held by him. Such options are exercisable for five years from the dates of their respective grants at prices ranging from $2.00 to $2.625 per share.

         In 1988, Finkelstein made various gifts of an aggregate of 7,666 shares. In March 1989, Finkelstein sold 143,750 shares to Joseph K. Fisher, a director of the Issuer. At various times from December 1988 to December 1991, Finkelstein transferred an aggregate of 44,834 shares to The Jerry Finkelstein Foundation ("Foundation"). In December 1990, Finkelstein gave 200,000 shares to Shirley Finkelstein, his wife, and made a further gift of 3,500 shares to a charitable foundation. In March 1994, the Foundation made a gift of 15,000 shares to a charitable organization. In October 1994, Finkelstein made gifts of an aggregate of 100,000 shares and of options to purchase an aggregate of 200,000 shares to his adult sons.

         After taking such gifts and transfers into account, Finkelstein beneficially owns 792,003 shares of Common Stock and options to purchase 687,500 shares of Common Stock, for a total beneficial ownership of 1,469,503 shares of Common Stock.


Item 4.  Purpose of Transaction.

         All securities reported hereunder have been acquired by Finkelstein in order to obtain an individual equity position in the Issuer for investment purposes. Depending upon market conditions and other factors that Finkelstein may deem material to his investment decisions, he may acquire additional securities of the Issuer in the open market, in private transactions or by any other permissible means, although he has no present intention to do so. Finkelstein has no present plans which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; a class of securities of the Issuer being delisted from a national securities exchange or to cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.


Item 5.  Interest in Securities of the Issuer.

         (a)

         Finkelstein, individually, owns 562,169 shares of Common Stock. Shirley Finkelstein, Finkelstein's wife, owns 200,000 shares of Common Stock. The Foundation, of which Finkelstein is sole director and president, owns 29,834 shares of Common Stock. Finkelstein is also the holder of options to purchase an aggregate of 687,500 shares of Common Stock. Thus, Finkelstein beneficially owns an aggregate of 1,479,503 shares of Common Stock or approximately 17.5% of the Issuer's outstanding shares of Common Stock.

         (b)

         Finkelstein has sole voting and dispositive powers over 1,269,503 shares of Common Stock beneficially owned by him and shares with his wife voting and dispositive powers over the remaining 200,000 shares of Common Stock beneficially owned by him.

         (c)

         On June 22, 1995, Finkelstein was granted options to purchase 350,000 shares of the Issuer's Common Stock pursuant to the Issuer's Discretionary Directors' and Officers' Stock Option Plan. Such options are exercisable until June 21, 2000, at an exercise price of $2.00 per share.


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to a Stock Option Agreement dated as of September 1, 1993, between Finkelstein and the Issuer, entered into in connection with the grant to Finkelstein of options to purchase 300,000 shares of Common Stock until August 31, 1998, at a price of $2.375 per share, if requested by Finkelstein, the Issuer must make a non-recourse loan to him in the amount required to pay any federal, state and local income taxes payable by him as a result of the exercise of the option. The loan will be secured by the shares of Common Stock issuable upon exercise of the option and is payable from the net proceeds received upon the sale of such shares (after deduction for expenses of sale and amounts payable for income taxes payable as a result of the sale). If the loan is not repaid by December 31, 2000, the Issuer may cancel any shares pledged in repayment thereof. The agreement also grants Finkelstein certain "piggy-back" registration rights with respect to shares issuable under the option. The right to exercise the option survives Finkelstein's employment with the Issuer and his disability or death. The options granted to Finkelstein on June 22, 1995, to purchase 350,000 shares of Common Stock are subject to similar terms and conditions.

Item 7.  Material to be Filed as Exhibits.

         (1) Stock Option Agreement dated as of September 1, 1993, between Finkelstein and the Issuer (incorporated by reference to Exhibit 10.11 of Issuer's Registration Statement on Form SB-2, as amended, File No. 33-46467).





                                                        SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   August 28, 1995

                                                     /s/   Jerry Finkelstein
                                                     Jerry Finkelstein